FULBRIGHT & JAWORSK
A REGISTERED LIMITED LIABILITY PARTN
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

EMENGWALL@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3015

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

November 27, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C., 20549

Attention: Special Counsel, Office of International Corporate Finance

Re: SBM Offshore N.V.
File No. 82-35080

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(f)(2) promulgated under the Securities Exchange Act of 1934, as amended, we hereby amend, on behalf of SBM Offshore N.V. ("SBM"), SBM's Rule 12g3-2(b) application for exemption from registration, filed with the Securities and Exchange Commission on March 30, 2007. SBM intends to publish the information required under Rule 12g3-2(b)(1)(iii) through its internet web site http://www.sbmoffshore.com, rather than furnish that information to the Securities and Exchange Commission. Certain public information regarding transactions in the Company's securities by insiders and major shareholders is also available at www.afm.nl. A more detailed list of the kinds of information to be made available and the current URLs for such information is attached.

For the existing files, I also include a press release of SBM issued on November 8, 2007 which is also available on the SBM website.

Kindly acknowledge receipt of this letter by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Sincerely,

Erik L. Mengwall

12/10

75071118.1

WEB LINKS TO FILED DOCUMENTATION OF SBM OFFSHORE N.V.

1. Annual Report: http://www.sbmoffshore.com/Investor_Relations/Financial_Reports/Annual_Reports.htm
2. Half-Year Report; http://www.sbmoffshore.com/Investor_Relations/Financial_Reports/Interim_Results.htm
3. Press Releases 2007 http://www.sbmoffshore.com/Media_Information/Press_Releases07.htm http://www.sbmoffshore.com/Investor_Relations/Investor_Relations-dividend.htm
4. Major holdings in the Company's Capital http://www.sbmoffshore.com/Investor_Relations/Stock_Information/Shareholders.htm http://www.afm.nl/registers/default.ashx?DocumentId=7849
5. Information of the Company's Capital http://www.sbmoffshore.com/Investor_Relations/Stock_Information.htm
6. Minutes & Agenda AGM http://www.sbmoffshore.com/Corporate_Governance/Corporate_Governance.htm#meetings
7. Transactions in securities by Directors and members of the Supervisory Board http://www.afm.nl/registers/default.ashx?folderid=1965
8. Transactions in securities by Other Executives and Designated employees http://www.afm.nl/registers/default.ashx?DocumentId=6492

Notes to web links:

- www.sbmoffshore.com is the official website of SBM.
- www.afm.nl is the website of the Dutch Authority for the Financial Markets. The AFM is responsible for regulating behaviour on the financial markets in the Netherlands. Relevant provisions of Company Law and Securities Law which are applicable to SBM are published on this site. To find information regarding SBM search the register by typing "SBM Offshore" at http://www.afm.nl/publicdatabase/

END